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WASHINGTON

September 17, 2012
VIA EDGAR
Larry Spirgel
Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:    Liberty Global, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 22, 2012
File No. 0-51360

Dear Mr. Spirgel:
This letter responds to the comments contained in your letter to Michael T. Fries, President and Chief Executive Officer of Liberty Global, Inc. (“LGI”), dated August 15, 2012 (the “SEC Letter”). The comments in the SEC Letter pertain to LGI’s definitive proxy statement incorporated by reference into Part III of the above-referenced filing, and request compliance in future filings.
In response to the comments, and as indicated below, LGI has revised select pages of its most recent definitive proxy statement to demonstrate the level of disclosure that LGI will make in future filings. Those pages are being transmitted herewith. Note that the page numbers do not tie to the definitive proxy statement as only select pages have been changed for illustration purposes. We are separately sending by e-mail a marked Microsoft Word version of the changed pages.
For your convenience, each of our responses below is preceded by the staff’s comment. The numbered paragraphs below correspond to the numbered paragraphs in the SEC Letter. All page references refer to the corresponding pages of the revised (clean) proxy statement transmitted herewith.
*    *    *
Security Ownership of Certain Beneficial Owners, page 4

1.	Comment: We note that your table setting forth beneficial owners of five percent or more of your voting securities excludes the security ownership of Mr. Malone. For clarity,

NY01:248075.3

Securities and Exchange Commission            - 2 -             September 17, 2012

please revise to reflect all of the beneficial owners of five percent or more of your voting securities in the table.
Response: LGI will revise the disclosure as indicated on page 1-2, in the table and the related footnotes, in response to the staff’s comment.

Corporate Governance, page 14
Director Independence, page 14

2.
Comment: Please revise to disclose the existence of an executive committee that consists of Mr. Fries and Mr. Malone, neither of whom is independent, and which is empowered to exercise all the powers and authority of the full board in managing the company between board meetings.

Response: In response to the staff’s comment, LGI will revise the disclosure under the caption “Director Independence” by adding a new last paragraph as indicated on page 3.
Compensation Discussion and Analysis, page 23
Annual Cash Performance Awards, page 25

3.
Comment: Please disclose the specific threshold, target and maximum values for each financial performance metric under your annual cash performance award program and your 2010 award of PSUs. We encourage you to put the information in tables. In addition, please explain how actual results led to the payout amount for each named executive officer. Where the compensation committee adjusts the financial performance metrics, as it did for the 2011 performance metrics, provide more detailed disclosure about the nature of the adjustments and include quantified disclosure of how the value of the metric changed. Please provide us with sample calculations for the 2011 annual cash performance award program and 2010 award of PSUs.

Response: LGI will revise the disclosure in accordance with the staff’s comment, as illustrated on pages 6-10 and 12-14. We also enclose the sample calculations requested by the staff.
This will confirm that LGI acknowledges that:

•	LGI is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

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Securities and Exchange Commission            - 3 -             September 17, 2012

•	LGI may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
*    *    *
If you have any questions with respect to our responses to the comments in the SEC Letter or require further information, please contact the undersigned at (212) 408-2540.
Very truly yours,

/s/ Robert W. Murray Jr.

Robert W. Murray Jr.

cc:    Liberty Global, Inc.

Michael T. Fries
Bernard G. Dvorak
Bryan H. Hall
Leonard P. Stegman

NY01:248075.3

Liberty Global, Inc. - Sample Computations
Calculation for annual cash bonus plan:
A = Revenue target = $9,593.2 million
B = Revenue achieved = $9,510.8 million
B/A = C = % of revenue target achieved = 99.14%
D = zero payout threshold = 50% of budgeted growth = $9,349.2
E = Revenue payout = (B-D)/(A-D) = 66.2%
F = OFCF target = $2,382.9 million
G = OFCF achieved = $2,554.8 million
H = G/F = % of OFCF target achieved = 107.2%
I = Target OFCF payout = 100%
J = Maximum OFCF payout = 150%
K = Target OFCF % of budget = 100%
L = Maximum OFCF % of budget = 110%
M = OFCF Pay-Out = I +((J- I)*((H - K)/(L - K))) = 136.1%
Weighted payout = (E + M)/2 = 101.2% (Limited to 100%)
Calculation for 2010 PSUs (Maximum level of precision)
A = 2009 Adjusted OCF = 3,970.8 million
B = 2011 Adjusted OCF = 4,432.7 million
C = Achieved CAGR = ((B/A)^(1/2)) - 1 = 5.656%
D = Adjusted Target CAGR = 6.032%
E = Adjusted Minimum CAGR = 4.524%
F = Minimum Payout % = 50%
G = Target Payout % = 100%
Actual Payout % = F + ((G-F) * ((C - E)/(D - E))) = 87.5%